                        [COMMUNITY FINANCIAL LETTERHEAD]

October 28, 2005

VIA EDGAR

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE:   Community Financial Holding Company, Inc.
      Schedule 13E-3, filed on June 17, 2005
      File No. 5-79621
      Schedule 14A, Preliminary Proxy Statement, filed on October 3, 2005 File No. 0-50255

Dear Mr. Werbitt:

      On behalf of Community Financial Holding Company, Inc. ("Community Financial"), I am transmitting with this letter, for filing, Amendment No. 3 to
Schedule 14A, Preliminary Proxy Statement (the "Amended Proxy"), which amends Community Financial's filing on Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on June 17, 2005 (the "Proxy Statement"), and Amendment No. 2 to Schedule 13E-3 (the "Amended Schedule 13E-3"), which amends Community Financial's filing on Schedule 13E-3 filed with the Commission on June 17, 2005 (the "Schedule 13E-3"). As a courtesy to the Staff, I am providing three paper copies of each of the Amended Proxy and Amended Schedule 13E-3 under separate cover, two of which have been marked to show the changes effected in them.

      The Amended Proxy and Amended Schedule 13E-3 are being filed principally in response to comments of the Staff set forth in the Commission's letter dated October 17, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Amended Proxy. Other changes have also been made as indicated in the marked materials.

      We respond to the specific comments of the Staff as follows:

SCHEDULE 13E-3

GENERAL

      1. WE NOTE THAT YOU SUPPLEMENTALLY PROVIDED THE STAFF WITH A FORMAL OPINION OF COUNSEL THAT CLASS A AND CLASS B COMMON STOCK ARE SEPARATE CLASSES OF SECURITIES UNDER GEORGIA LAW. IN ACCORDANCE WITH PRIOR COMMENT 1, YOU SHOULD EXPAND THAT OPINION TO PROVIDE COUNSEL'S LEGAL ANALYSIS AS TO WHY IT IS OPINING THAT CLASS A AND CLASS B COMMON STOCK ARE IN FACT SEPARATE CLASSES UNDER STATE LAW. IN THIS REGARD, THE ANALYSIS SHOULD INCLUDE A DETAILED DISCUSSION AND COMPARISON OF EACH FEATURE OF CLASS A AND CLASS B COMMON STOCK AND WHY THE RIGHTS OF EACH CLASS SUPPORT THE OPINION OF COUNSEL THAT THESE ARE TWO SEPARATE CLASSES. FOR EXAMPLE, THE ANALYSIS SHOULD ADDRESS COUNSEL'S OPINION, IN LIGHT OF THE FACT THAT CLASS A COMMON STOCK IS CONVERTIBLE INTO CLASS B COMMON STOCK UPON A CHANGE OF CONTROL.

      Response:

      Morris, Manning & Martin, LLP, counsel to Community Financial, has provided a revised formal opinion with expanded legal analysis attached to this letter as Exhibit A.

SCHEDULE 14A

SUMMARY TERM SHEET - OVERVIEW OF THE RECLASSIFICATION TRANSACTION, PAGE 1

      2. WE NOTE THE NEW DISCLOSURE YOU HAVE ADDED IN RESPONSE TO COMMENTS, AT THE TOP OF PAGE 2 OF THE REVISED PRELIMINARY PROXY STATEMENT. THIS NEW DISCLOSURE INDICATES THAT THE BOARD AND MANAGEMENT OF COMMUNITY FINANCIAL INTEND TO PROVIDE VALUE TO SHAREHOLDERS BY PURSUING A CHANGE IN CONTROL TRANSACTION. PLEASE REFER TO THE DISCLOSURE REQUIREMENTS OF ITEM 1006(c) OF REGULATION M-A. THE EXISTENCE OF SUCH PLANS FOR POTENTIAL EXTRAORDINARY TRANSACTION MUST BE FULLY AND PROMINENTLY DISCLOSED THROUGHOUT THE PROXY STATEMENT, INCLUDING WHERE YOU DISCUSS THE FAIRNESS OF THE RECLASSIFICATION, THE REASONS FOR ITS TIMING, ETC. PLEASE REVISE.

      Response:

      The disclosure on page 2 of the Proxy Statement has been revised to make clear that the board and management of Community Financial intend to provide value to the shareholders of Community Financial by pursuing whatever course of action they believe, in the exercise of their business judgment, to be in the best interests of the shareholders, which may in the future include a corporate transaction of some form, but that no such transaction has been proposed or is currently under consideration.

DISSENTERS' RIGHTS, PAGE 2

      3. FOR PURPOSES OF CLARITY AND CONSISTENCY, THE CHART ON PAGE 3 SHOULD LIST ALL OF THE DEADLINES ASSOCIATED WITH THE PROPER EXERCISE OF DISSENTERS' RIGHTS. IT CURRENTLY OMITS THE INITIAL DEADLINE FOR PROVIDING WRITTEN NOTICE TO THE COMPANY BEFORE THE VOTE AT THE SPECIAL MEETING. WHILE IT MAY BE APPROPRIATE TO CONTINUE TO HIGHLIGHT THAT INITIAL DEADLINE IN THE PARAGRAPH ABOVE THE CHART, IT SHOULD BE INCLUDED IN IT AS WELL.

      Response:

      The Proxy Statement has been revised to include in the chart on page 3 the initial deadline for providing written notice to the company before the special meeting.


     4. DISCLOSE IN THIS SECTION THE CONSIDERATION THE COMPANY CURRENTLY
INTENDS TO PAY AS "FAIR MARKET VALUE" TO THOSE WHO EXERCISE DISSENTERS' RIGHTS (SEE PAGES 36-38 OF THE REVISED PRELIMINARY PROXY STATEMENT). IN ADDITION, INCLUDE VERY BRIEF DISCLOSURE REFERENCING THE AMOUNT THAT THE COMPANY INTENDS TO PAY AS FAIR MARKET VALUE AND HOW TO GET IT (BY EXERCISING DISSENTERS' RIGHTS) ON THE COVER PAGE OF THE PROXY STATEMENT.

      Response:

      The Proxy Statement has been revised to include such disclosure both on the cover page and in the summary term sheet section of the Proxy Statement.

SPECIAL FACTORS, PAGE 11

COMMUNITY FINANCIAL'S POSITION AS TO THE FAIRNESS OF THE TRANSACTION, PAGE 19

      5. WE NOTE THE REVISIONS MADE TO YOUR SCHEDULE 14A AS A RESULT OF COMMENT 12 OF OUR LETTER OF SEPTEMBER 26, 2005. IT REMAINS UNCLEAR WHY YOU BELIEVE THAT SECURITY HOLDERS OWNING LESS THAN 1,000 SHARES OF COMMON STOCK WILL BE ABLE TO ACQUIRE ADDITIONAL SHARES BECAUSE YOUR SECURITY HOLDERS ARE AFFILIATED WITH OTHER SECURITY HOLDERS THROUGH FAMILY AND BUSINESS RELATIONSHIPS. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THAT, REGARDLESS OF THE FACT SECURITY HOLDERS HAVE THE ABILITY TO CONTACT A STOCKBROKER OR MAY OBTAIN A LIST OF YOUR SECURITY HOLDERS, YOUR COMMON STOCK IS NOT ACTIVELY TRADED AND THAT SECURITY HOLDERS WHO HOLD LESS THAN 1,000 SHARES MAY NOT BE ABLE TO ACQUIRE ADDITIONAL SHARES SO THAT THEY HOLD AT LEAST 1,000 SHARES OF COMMON STOCK PRIOR TO THIS TRANSACTION.

      Response:

      The Proxy Statement has been revised to clarify such disclosure by explaining why these family and business relationships enable security holders to discuss potential transactions despite the absence of an established trading market, and to confirm that the common stock is not actively traded and that security holders who hold less than 1,000 shares may not be able to acquire additional shares so that they hold at least 1,000 shares of common stock prior to the proposed transaction.

DISSENTERS' RIGHTS, PAGE 38

      6. PLEASE REVISE TO DISCLOSE THE BASIS FOR YOUR BELIEF THAT BOOK VALUE "IS THE MOST APPLICABLE DEFINITION OF VALUE" AND WHY YOU PLAN TO USE BOOK VALUE TO DETERMINE FAIR VALUE. DID THE BOARD CONSIDER OTHER VALUATION TECHNIQUES? IF SO, EXPLAIN WHICH OTHER VALUATION TECHNIQUES WERE CONSIDERED AND WHY THEY ARE LESS "APPLICABLE" TO THE DEFINITION OF VALUE. IF THE BOARD DID NOT CONSIDER ANY OTHER VALUATION TECHNIQUES, PLEASE EXPLAIN WHY. FURTHER, EXPLAIN WHETHER DETERMINING FAIR VALUE BASED ON BOOK VALUE IS CONSISTENT WITH THE GEORGIA CORPORATE CODE.

      Response:

      The Proxy Statement has been revised to disclose the basis and reasons that support the board's use of book value to determine the fair value. The Proxy Statement has also been revised to make clear that Community Financial's first offer to a dissenting shareholder based on book value is not a final determination of the fair value of the shares and that the final determination of fair value will be made, absent a negotiated agreement between Community Financial and the dissenting shareholder, by a court in the manner provided by the Georgia Corporate Code.

      7. WE REFER YOU TO THE COMMENT ABOVE. WE NOTE THAT THE CURRENT BOOK VALUE IS $15.97. EXPLAIN WHY THE BOARD DETERMINED THAT THIS IS THE MOST APPLICABLE DEFINITION OF VALUE IN LIGHT OF THE FACT THAT COMMON STOCK TRADED BETWEEN $20.00 AND $25.00 IN THE FIRST QUARTER OF 2005.

      Response:

      The Board believes that book value is the most applicable definition of value because the available alternative valuation methods each suffer from inadequacies which render them less accurate. Because there is no active trading market for Community Financial's common stock, valuing the common stock using a price to earning multiple basis is frustrated by the inability to identify comparable companies with trading data and is inconsistent with the current characteristics of the dissenting shareholder's investment in the common stock. Valuing the common stock on a discounted cash flow basis is frustrated by uncertainty over the available free cash flow for Community Financial based on the need to retain varying amounts of Community Financial's cash flow to maintain regulatory capital ratios depending on the rate at which Community Financial's assets are permitted to grow and the mix of those assets. The Board believes that book value provides an objective basis for valuing the common stock and represents the metric most often referenced by shareholders when determining the value of the common stock based on requests from shareholders for copies of Community Financial's publicly available financial information. While Community Financial has received anecdotal evidence of two isolated trades that occurred in the range of $20.00 to $25.00 per share and reported that information in accordance with the requirements of Schedule 14A, Community Financial is aware that one of those trades, which occurred at a price of $25.00 per share, was in connection with the compromise of an antecedent debt and believe that the price reflects a significant discount of amount of the debt in the settlement, and that the other trade involved a related party of a competitor of Community Financial who bought a small number of shares at a price of $22.50. Accordingly, Community Financial does not believe that those transactions represent an objective measure of the value of the common stock.

Community Financial acknowledges that (i) Community Financial is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and Schedule 13E-3, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Community Financial may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me at 770-476-7885.

Very truly yours,


/s/ Ann K. Marshall
Ann K. Marshall

                                   EXHIBIT "A"

                           MORRIS MANNING & MARTIN LLP
                               3343 PEACHTREE ROAD
                          1600 ATLANTA FINANCIAL CENTER
                             ATLANTA, GEORGIA 30326
                                 (404) 233-7000
                               FAX (404) 365-9532

October 21, 2005

Community Financial Holding Company, Inc.
2775 Buford Highway
Duluth, Georgia 30096

           Re: Class A and Class B Common Stock of Community Financial Holding Company, Inc. (the "Company")

Ladies and Gentlemen:

You have requested our opinion regarding whether the Class A common stock and Class B common stock of the Company, which will be created and authorized by a proposed amendment to the articles of incorporation of the Company (the "Amendment"), constitute two distinct classes under Georgia law.

Pursuant to Section 14-2-601 of Georgia Business Corporation Code (the "Code"), a Georgia corporation may authorize two or more classes of shares and designate such share classes as distinct simply by assigning distinguishing designations to each of such classes regardless of whether these classes have been assigned any preferences, limitations or relative rights at the time of such designation. Accordingly, we believe that prescription of any features to each such share class is ultimately irrelevant to the distinct and separate status of each such class because the Code does not require that multiple share classes have distinct preferences, limitations or relative rights that separate them from one other.

Nevertheless, we believe that a review of the relative rights and preferences of the Class A common stock and Class B common stock further supports the conclusion that the two classes are distinct. The Code provides a non-exhaustive list of preferences, limitations and relative rights which a class of shares may have, including limited or no voting rights, preferences with respect to the distribution of dividends or liquidation proceeds, cumulative dividends, and conversion or redemption features.

The Class A common stock and the Class B common stock will have markedly different relative rights and privileges. The Class A common stock will have no voting rights except in the case of a change of control of the Company, but will have a preference on the payment of dividends and upon liquidation proceeds, and is convertible into Class B common stock upon the occurrence of a change in control of the Company. In contrast, the Class B common stock will have full voting rights on all matters coming before the shareholders, but will have no preference with respect to the payment of dividends or the receipt of liquidation proceeds and is not convertible into another security. The following table provides a detailed comparison of the features of the Class A and Class B common stock.


RIGHT OR PRIVILEGE   CLASS A COMMON STOCK                                 CLASS B COMMON STOCK
------------------   --------------------                                 --------------------
RANK (dividends and  Senior to Class B common stock and all other         Junior to Class A common stock.
liquidation)         junior classes and series of equity securities.

RIGHT OR PRIVILEGE   CLASS A COMMON STOCK                                 CLASS B COMMON STOCK
------------------   --------------------                                 --------------------
VOTING RIGHT         Limited voting rights to vote only upon any          General voting rights to vote
                     proposal involving a change of control of the        upon any proposal as provided by
                     Company.                                             applicable law, the Company's
                                                                          articles of incorporation and
                                                                          Bylaws.

DIVIDEND PREFERENCE  Holders of Class A common stock are entitled         No dividend preference.
                     to a preference in the distribution of dividends,
                     and to receive such dividends prior to the
                     payment of any dividends to holders of the
                     Class B common stock.

LIQUIDATION          Upon liquidation of the Company, holders of          No liquidation preference.
PREFERENCE           Class A common stock are entitled to receive
                     payment of the sum of $15.97 per share prior to
                     the payment or distribution of any assets of
                     the Company to holders of any junior stock,
                     including Class B common stock.

CONVERTIBILITY       Shares of Class A common stock automatically         No convertibility.
                     convert into shares of Class B common stock,
                     on the basis of one-to-one, upon the change of
                     control of the Company.


The differences in the relative rights and privileges of the Class A common stock and the Class B common stock can have significant impacts on the return on investment of holders of the two classes. For example, a holder of Class A common stock could receive a markedly greater return on his or her investment upon a liquidation of the Company than a holder of the Class B common stock. Because the principal asset of the Company is its investment in Gwinnett Community Bank, a regulated financial institution, and because the Federal Deposit Insurance Corporation has the authority to close Gwinnett Community Bank in a manner which could significantly reduce the value of the Company's investment, the net assets of the Company upon a liquidation could be significantly less than $15.97 per share of capital stock. In such an instance, the holders of Class A common stock would receive substantially more than the holders of Class B common stock in the liquidation of their claims against the Company.

Based upon the above comparison of features, the terms and provisions of the Amendment, and having regard to legal considerations we deem relevant, we are of the opinion that Class A common stock and Class B common stock are two distinct and separate classes of shares under Georgia law.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Larry W. Shackelford
Larry W. Shackelford